EXHIBIT 99.1

Date: February 23, 2018

To: All Canadian Securities Regulatory Authorities

Subject: NEW GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting (Amended)
Record Date for Notice of Meeting :	March 06, 2018
Record Date for Voting (if applicable) :	March 06, 2018
Beneficial Ownership Determination Date :	March 06, 2018
Meeting Date :	April 25, 2018
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description COMMON	CUSIP Number 644535106	ISIN CA6445351068

Sincerely,

Computershare
Agent for NEW GOLD INC.